

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 21, 2016

Via E-mail
Mr. Michael Ahlin
Chief Executive Officer
5330 South 900 East, Suite 280
Murray, Utah 84117

> **Re:** **Inception Mining, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated November 10, 2016**
> **File No. 000-55219**

Dear Mr. Ahlin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed July 27, 2016
Exhibit 99.1

1.   We note your response to comment 1. Please tell us if your 43-101 technical analysis is filed and reviewed in Canada by the Canadian authorities. If not, explain why you term this report a 43-101 technical analysis. Additionally, tell us if the report that you have termed a 43-101 technical analysis contains all sections typically contained in a 43-101 report.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and
Mining